Filed pursuant to Rule 424(b)(3)
File No. 333-230255

UNITED STATES NATURAL GAS FUND, LP

Supplement dated December 1, 2021

to
Prospectus dated April 28, 2021

This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States Natural Gas Fund, LP (“UNG”) dated April 28, 2021 (the “Prospectus”).

You should carefully read the Prospectus and this supplement before investing. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the “Risk Factors” beginning on page 4 of the Prospectus before you decide to invest.

Macquarie Bank Limited to Serve as a Swaps Counterparty for UNG

On November 30, 2021, United States Natural Gas Fund, LP entered into an International Swaps and Derivatives Association, Inc. (“ISDA”) 2002 Master Agreement (the “Agreement”) with Macquarie Bank Limited, pursuant to which Macquarie Bank has agreed to serve as an over-the-counter (“OTC”) swaps counterparty for United States Natural Gas Fund.

In light of the foregoing, the Prospectus is revised as follows:

The following is added to page 39 of the Prospectus, immediately before the subheading “UNG’s Fees and Expenses”:

Swap Dealer

On November 30, 2021, UNG entered into an ISDA 2002 Master Agreement (the “Macquarie ISDA”) with Macquarie Bank Limited, pursuant to which Macquarie Bank Limited has agreed to serve as an over-the-counter (“OTC”) swaps counterparty for UNG.

Macquarie Bank Limited’s principal address is Ropemaker Place, 28 Ropemaker Street, London, EC2Y 9HD, England. Macquarie Bank Limited is registered with the CFTC as a swap dealer. As of the date hereof, Macquarie Bank Limited has no material litigation to disclose as that term is defined under the CEA and regulations promulgated thereunder.

Macquarie Bank Limited is not affiliated with UNG or USCF. Therefore, neither USCF nor UNG believes that there will be any conflicts of interest with Macquarie Bank Limited or its trading principals arising from Macquarie Bank Limited acting as an OTC swaps counterparty to UNG.

The Macquarie ISDA provides UNG the ability to invest in OTC swaps in furtherance of its investment objective by providing it with investment flexibility in light of market conditions, liquidity, regulatory requirements, and risk diversification. UNG may enter into OTC swap transactions with Macquarie under the Macquarie ISDA in light of the foregoing. UNG’s OTC swap transactions outstanding under the Macquarie ISDA, along with UNG’s other holdings, will be published on UNG’s webpage, www.uscfinvestments.com.